UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 20)1

WILLIAM LYON HOMES

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

552074 10 6

(CUSIP Number)

The William Harwell Lyon Separate Property Trust Richard M. Sherman, Jr., Trustee (c/o) Richard M. Sherman, Jr., Esq. 840 Newport Center Drive, #400 Newport Beach, California 92660 (949) 760-0991	William Lyon The Cable Family Trust, Est. 7-11-88 Wade H. Cable c/o William Lyon Homes 4490 Von Karman Avenue Newport Beach, California 92660 (949) 833-3600	Richard M. Sherman, Jr., Esq. 840 Newport Center Drive, # 400 Newport Beach, California 92660 (949) 760-0991

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552074 10 6	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Lyon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,115,437 Shares(1) 8. SHARED VOTING POWER 297,708 Shares (2)(3) 9. SOLE DISPOSITIVE POWER 4,115,437 Shares 10. SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,413,145 Shares (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*.	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.7% as of September 15, 2005(1)(2)(3)
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes shares subject to a variable prepaid forward contract (the “Lyon Forward Contract”) entered into by and among William Lyon and Lehman Brothers OTC Derivatives Inc. (“Lehman”) on September 15, 2005.
(2)	Includes 247,708 shares of Common Stock of the Issuer held by the Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees (“Cable Trust”) and 50,000 shares of Common Stock of the Issuer deemed beneficially owned by Wade H. Cable individually (“Cable”) as a result of Cable’s ownership of 50,000 stock options exercisable by Cable within sixty days of September 15, 2005. William Lyon (“Lyon”) has the power to direct the voting of the foregoing shares beneficially owned by the Cable Trust and Cable as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually, as modified by the Waiver Agreement dated September 6, 2005 (the “Voting Agreement”). By virtue of the Voting Agreement, Lyon, Cable and the Cable Trust may be deemed a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”), with respect to shares beneficially owned by Wade H. Cable and the Cable Trust. Does not include 331,437 shares owned of record and beneficially by William Harwell Lyon Separate Property Trust (the “Separate Property Trust”). Lyon and the Separate Property Trust acted together with respect to the acquisition of such shares and the 655,569 shares of Common Stock of the Issuer acquired by Lyon on January 7, 2005. Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Exchange Act with respect to such shares. Neither Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.
(3)	Includes shares subject to a variable prepaid forward contract (the “Cable Forward Contract”) entered into by and between the Cable Trust and Credit Suisse First Boston Capital LLC (“CSFB”) on September 7, 2005.

CUSIP NO. 552074 10 6	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Cable Family Trust est. 7-11-88, Wade H. Cable And Susan M. Cable, Trustees
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 Shares 8. SHARED VOTING POWER 247,708 Shares (1)(2) 9. SOLE DISPOSITIVE POWER 247,708 Shares(2) 10. SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,708 Shares(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*.	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% as of September 15, 2005(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	William Lyon has the power to direct the voting of these shares as a result of and subject to the terms of the Voting Agreement. By virtue of the Voting Agreement, William Lyon, Wade H. Cable and the Cable Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act with respect to shares beneficially owned by Wade H. Cable and the Cable Trust. The Cable Trust disclaims beneficial ownership of the shares of common stock of the Issuer beneficially owned by William Lyon and Wade H. Cable.
(2)	Includes shares subject to the Cable Forward Contract entered into by and between the Cable Trust and CSFB on September 7, 2005. The Cable Forward Contract provides that the Cable Trust will deliver up to 247,708 shares, or the cash equivalent, on September 8, 2008.

CUSIP NO. 552074 10 6	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wade H. Cable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 Shares 8. SHARED VOTING POWER 297,708 Shares (1)(2)(3)(4) 9. SOLE DISPOSITIVE POWER 50,000 Shares (1) 10. SHARED DISPOSITIVE POWER 297,708 Shares (2)(4)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,708 (1)(4) Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*.	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.4% as of September 15, 2005(4)
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 50,000 shares that could be purchased by Wade H. Cable by exercise of options exercisable on September 15, 2005 or within 60 days thereafter.
(2)	Includes 247,708 shares held by the Cable Trust of which Wade H. Cable is a co-trustee with Susan M. Cable. Wade H. Cable and Susan M. Cable share voting and dispositive powers with respect to the shares held be the Cable Family Trust.
(3)	William Lyon has the power to direct the voting of these shares as a result of and subject to the terms of the Voting Agreement. By virtue of the Voting Agreement, William Lyon, Wade H. Cable and the Cable Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act with respect to shares beneficially owned by Wade H. Cable and the Cable Trust. Wade H. Cable disclaims beneficial ownership of the shares owned by William Lyon.
(4)	Includes shares subject to the Cable Forward Contract entered into by and between the Cable Trust, and CSFB on September 7, 2005. The Cable Forward Contract provides that the Cable Trust will deliver up to 247,708 shares, or the cash equivalent, on September 8, 2008.

CUSIP NO. 552074 10 6	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Harwell Lyon Separate Property Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 331,437 Shares 8. SHARED VOTING POWER 0 Shares 9. SOLE DISPOSITIVE POWER 331,437 Shares 10. SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,437 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*.	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% as of September 15, 2005
14.	TYPE OF REPORTING PERSON* OO

(1)	Does not include 4,413,142 shares owned of record and beneficially by Lyon. Lyon and the Separate Property Trust acted together with respect to the acquisition of the 655,569 shares of common stock of the Issuer acquired by Lyon on January 7, 2005 and the 331,437 shares of Common Stock of the Issuer acquired by the Separate Property Trust on January 7, 2005. Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Exchange Act with respect to such shares. Neither Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.

CUSIP NO. 552074 10 6	13D

SCHEDULE 13D

This statement, which is being filed by William Lyon, Wade H. Cable, the Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, and The William Harwell Lyon Separate Property Trust (together, the “Reporting Persons”), constitutes Amendment No. 20 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”), as amended by Amendments No. 1 through 19 previously filed with the SEC (as so amended, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $.01 per share, of William Lyon Homes, a Delaware corporation (the “Issuer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

On September 15, 2005, William Lyon (“Lyon”) entered into a variable prepaid forward contract (the “Lyon Forward Contract”) with Lehman Brothers OTC Derivatives Inc. (“Lehman”). This transaction was designed for Lyon to realize some of the value of the shares of Common Stock subject to the Lyon Forward Contract while maintaining an opportunity to share in the Issuer’s future growth. The shares subject to the Lyon Forward Contract represent only 2.8% of the shares of Common Stock owned by Lyon. This transaction is described in further detail in Items 5 and 6 of this Schedule 13D.

Other than as described in this Item 4, the Reporting Persons, in their capacities as holders of shares of the Issuer’s Common Stock, have no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each Reporting Person may purchase shares of the Issuer’s Common Stock from time to time, and may sell shares from time to time, in open market transactions, privately negotiated transactions or otherwise on prices and terms as he or it shall determine and may formulate plans or proposals relating to the foregoing matters in the future.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

(c) Pursuant to the Lyon Forward Contract, in exchange for a current payment of $16,049,475, Lyon will deliver up to 117,000 shares of Common Stock (subject to applicable adjustments) of the Issuer to Lehman on September 15, 2008 (the “Settlement Date”) or retain all or a portion of the shares subject to the Lyon Forward Contract and deliver the cash equivalent of such retained shares on the Settlement Date.

Item 5(d) of the Schedule 13D is hereby amended to delete the paragraph added to Item 5(d) in Amendment No. 19 to the Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

As reported on a Form 4 filed on September 16, 2005, on September 15, 2005 Lyon entered into the Lyon Forward Contract with Lehman. Lyon will receive a prepayment from Lehman in the

CUSIP NO. 552074 10 6	13D

amount of $16,049,475, representing 88.5% multiplied by $155.00 per share for 117,000 shares. Lyon has pledged 117,000 shares of Common Stock to secure his obligations under the Lyon Forward Contract and has an obligation to deliver up to 117,000 shares of Common Stock (subject to applicable adjustments), or the cash equivalent, to Lehman on the Settlement Date. The number of shares of Common Stock which Lyon may be required to deliver on the Settlement Date will be reduced if the average price of the Common Stock over a prescribed period prior to the Settlement Date is more than $155.00 per share with the maximum decrease occurring if the average price is $186.00 per share.

The foregoing description of the Lyon Forward Contract is qualified in its entirety by reference to such agreement, a copy of which is included as Exhibit 7.2 to this Amendment.

CUSIP NO. 552074 10 6	13D

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1	Joint Filing Agreement, dated as of January 9, 2005, among William Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, Wade H. Cable, and William Harwell Lyon Separate Property Trust.*

Exhibit 7.2	Confirmation for Variable Prepaid Forward Transaction dated September 15, 2005, among William Lyon and Lehman Brothers OTC Derivatives Inc.

*	Previously filed as Exhibit 7.1 to Amendment No. 15 to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2005	/s/ William Lyon
WILLIAM LYON

THE CABLE FAMILY TRUST, EST. 7-11-88

	By:	/s/ Wade H. Cable
Wade H. Cable, Trustee

	By:	/s/ Susan M. Cable
Susan M. Cable, Trustee

/s/ Wade H. Cable
WADE H. CABLE

THE WILLIAM HARWELL LYON SEPARATE PROPERTY TRUST

	By:	/s/ Richard M. Sherman, Jr.
Richard M. Sherman, Jr., Trustee

EXHIBIT INDEX

Exhibit 7.1	Joint Filing Agreement, dated as of January 9, 2005, among William Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, Wade H. Cable, and William Harwell Lyon Separate Property Trust.*

Exhibit 7.2	Confirmation for Variable Prepaid Forward Transaction dated September 15, 2005, among William Lyon and Lehman Brothers OTC Derivatives Inc.

*	Previously filed as Exhibit 7.1 to Amendment No. 15 to this Schedule 13D